Exhibit 99.1

FOR IMMEDIATE RELEASE

Amber International Holding Limited Reports Fourth Quarter and

Full Year 2025 Unaudited Financial Results

- Revenue surged 784.1% YoY to US$66.1 million in the first full year as a Nasdaq-listed company -

- Secured VARA VASP license, expanding access to the UAE’s fast-growing family office and institutional market -

- Unveiled "A-Suite" architecture; first AI-native operating system scheduled for launch in Q1 2026 -

Singapore, April 28, 2026 – Amber International Holding Limited (Nasdaq: AMBR) (“Amber International”, “we,” “us,” or the “Company”), a global leading digital wealth management platform, today announced Fourth Quarter and Full Year 2025 Unaudited Financial Results.

Management Commentary

Michael Wu, Chairman of the Board and CEO of Amber International, commented, "Fiscal 2025 was a defining year for Amber International. In our first full year as a Nasdaq-listed company, we grew total revenue to US$66.1 million, and achieved our first profitable year on a GAAP continuing-operations basis, representing a US$27.9 million turnaround from our 2024 results. Our Amber Premium operations generated US$50.2 million in revenue with 572.1% growth, and Adjusted EBITDA turned positive at US$4.7 million — a US$9.9 million swing year-over-year."

"These results provide the financial bedrock to build what we believe will define the next generation of digital wealth management. Today, we are introducing A-Suite: a cohesive architecture of three AI-native operating systems designed to coordinate on-chain liquidity, yield generation, and asset distribution at scale. We are building the financial infrastructure for the AI agent economy, where digital assets serve as the economic rails and financial services evolve into agent-native operating systems."

Vicky Wang, President of Amber International, added, “Our 2025 fiscal year results demonstrate the unmatched quality of our revenue and our clear differentiation from the broader digital asset market. Wealth Management Solutions delivered US$34.9 million for the full year — a 463.6% increase — and constitutes nearly seventy percent of Amber Premium segment revenue. Our platform gross margin reached 74.8%, up from 33.4% a year ago, showing our profitability profile that now aligns with institutional-grade wealth management platforms. Furthermore, closing 2025 with an average of US$1.3 million in Assets on Platform per active client underscores our success in building a premier, institutional-grade platform.”

“Building upon this optimized foundation, 2026 is the year we continue to scale globally. While we continue to advance our product innovations through new tokenized assets and expand our OTC Market Share by optimizing execution workflows, a meaningful catalyst for our business is our regulatory milestone. Leveraging our VARA VASP license granted on April 2, 2026, we have unlocked expanded access to one of the fastest-growing UAE HNWI markets, positioning Amber as one of the few regulated, pan-Asian digital asset wealth platforms capable of serving this client base at institutional standards.”

Fourth Quarter and Full Year 2025 Highlights

●	Total Revenue: Reached US$16.3 million in Q4 2025, a 240.6% increase from US$4.8 million in Q4 2024. For the full year 2025, total revenue reached US$66.1 million, a 784.1% increase from US$7.5 million in 2024.

●	Wealth Management Solutions Revenue: Reached approximately US$5.9 million in Q4 2025, a 33.4% increase from US$4.4 million in Q4 2024. For the full year 2025, Wealth Management Solutions revenue reached US$34.9 million, a 463.6% increase from US$6.2 million in 2024, representing 69.5% of Amber Premium segment revenue.

●	Gross Profit: Reached US$12.1 million in Q4 2025 at a gross margin of 74.2%, compared to 28.9% in Q4 2024. For the full year 2025, gross profit reached US$49.4 million at a gross margin of 74.8%, compared to 33.4% in 2024.

●	Non-GAAP Adjusted EBITDA from continuing operations: US$50 thousand in Q4 2025, versus a loss of US$1.6 million in Q4 2024. For the full year 2025, Adjusted EBITDA was US$4.7 million, or 7.1% of revenue, improved from a loss of US$5.2 million in 2024.

●	Client Assets on Platform[1]: Stood at US$1.3 billion as of December 31, 2025. Client Assets per Active Client[2] reached US$1.3 million as of December 31, 2025, reflecting the Company’s differentiated client profile.

●	Cumulative KYC'ed Users[3]: Reached 5,229 as of December 31, 2025, up 16.7% from December 31, 2024.

Business Developments and Strategic Updates

In fiscal year 2025, Amber International delivered strong operational and financial performance, completed its first full year as a Nasdaq-listed public company, and executed on several strategic initiatives to expand its addressable market.

Multi-Jurisdiction Regulatory Platform: On April 2, 2026, the Company's Dubai subsidiary, Amber Premium FZE, received its Virtual Asset Service Provider (VASP) Licence from the Virtual Assets Regulatory Authority (VARA), authorizing regulated VA Broker-Dealer, VA Management and Investment, and VA Lending and Borrowing services. Under the SCA-VARA cooperation framework, this authorization enables the Company to service the broader UAE market under a unified regulatory standard. In Singapore, Sparrow Tech Private Limited, a wholly owned subsidiary of the Company, holds a Major Payment Institution (MPI) licence issued by the Monetary Authority of Singapore. In Hong Kong, the Company, together with Amber Group, continues to advance applications for a VATP licence and SFC Type 1 & 7 licences via WhaleFin Markets Limited and its wholly-owned subsidiary, Amber Custodian Services Limited4.

High-Quality Revenue Mix and Margin Expansion: Throughout 2025, management continued its deliberate focus on higher-quality and higher-margin revenue streams. Wealth Management Solutions revenue reached US$34.9 million — a 463.6% increase — driven by robust demand for structured products and institutional advisory services. Wealth Management now represents 69.5% of Amber Premium segment revenue, giving the Company one of the highest recurring revenue mixes among peers. Platform gross margin expanded from 33.4% to 74.8%, approaching the profitability profile of an institutional-grade wealth management platform.

Strengthening Client Metrics: Assets on Platform per active client ended the year at US$1.3 million as of December 31, 2025, a metric that significantly differentiates our institutional-grade digital wealth management platform from the retail-focused peers. The Amber Premium community ended the fiscal year with 988 active clients demonstrating exceptional retention through the Q4 market correction. Cumulative KYC’ed users grew 16.7% year-over-year to a record 5,229, representing a highly lucrative pipeline for future capital activation. This growth potential will be further accelerated by our newly secured regulatory licenses, which unlock massive external client expansion opportunities across key global wealth hubs.

AI Integration and MIA Deployment: The Company continued to deepen AI integration across its operations. MIA, the Company’s first in-house developed AI agent, has been deployed externally for content generation, social media consistency, and investor engagement, and internally as a proactive workspace assistant accelerating workflows via a proprietary skill hub and secure internal database.

1 Client Assets on Platform is defined as the total U.S. dollar equivalent value of client assets as of a specific date.

2 An Active Client is defined as a client who has conducted at least one transaction during any consecutive three months ended as of a specific date, or whose assets under management with the Company greater than US$10 thousand as of a specific date.

3 Cumulative KYC’ed Users is defined as the total number of clients that completed the Company’s Know Your Customer identity verification as of a specific date. The Company does not offer or provide any services to registered users who have not successfully completed the Know Your Customer identity verification process.

4 While WhaleFin Markets Limited ("WML") and its subsidiary are not currently subsidiaries of the Company, the Company will acquire 100% of the equity interests in WML as part of the DWM Asset Restructuring contemplated in the Merger (as defined below), subject to relevant regulatory approvals. Pending such completion, the Company is entitled to the economic benefits of WML and its subsidiary through existing intercompany arrangements.

Share Repurchase Program

On November 26, 2025, the Company announced a share repurchase program authorizing the purchase of up to US$50.0 million of its ADSs over a 12-month period commencing December 1, 2025. As of December 31, 2025, the Company had repurchased a total of 516,703 ADSs under this program for an aggregate consideration of approximately US$0.9 million. As of December 31, 2025, approximately US$49.1 million remained available for future repurchases under the program, providing significant capacity for opportunistic repurchases alongside continued growth investment.

Fourth Quarter and Full Year 2025 Financial Results Summary

On March 12, 2025, iClick Interactive Asia Group Limited (“iClick”) completed its merger (the “Merger”) with Amber DWM Holding Limited (“Amber DWM”)5 .. The Merger is accounted for as a reverse acquisition for accounting purposes. Accordingly, the Merger is treated as the equivalent of Amber DWM issuing shares for the acquisition of iClick, accompanied by a recapitalization, for accounting purposes. The financial results of iClick have been included in our consolidated financial results since March 12, 2025. We completed one of the disposals in October 2025, and as of the end of year 2025, certain operations under iClick were classified as held-for-sale.

The following table sets forth the key financial metrics of the Company for the periods indicated.

	Three Months Ended December 31,			Year Ended December 31,
(US$ in thousands, except per share data; unaudited)	2025	2024	Percentage change	2025	2024	Percentage change
Financial Metrics:
Revenue
Wealth Management Solutions	5,935	4,448	33.4%	34,909	6,194	463.6%
Execution Solutions	3,391	157	2,059.9%	11,243	320	3,413.4%
Payment Solutions	1,231	191	544.5%	4,086	961	325.2%
Sub-total of Amber Premium Business[6]	10,557	4,796	120.1%	50,238	7,475	572.1%
Marketing and Enterprise Solutions	5,780	—	N/M	15,851	—	N/M
Total revenue	16,337	4,796	240.6%	66,089	7,475	784.1%
Gross profit	12,128	1,387	774.4%	49,436	2,495	1,881.4%
Operating income/(loss)	1,159	(1,055)	N/M	2,595	(5,306)	N/M
Net income/(loss) from continuing operations	827	(12,099)	N/M	4,665	(23,273)	N/M
Diluted net income/(loss) from continuing operations per American Depositary Shares (“ADS”)	0.01	(0.20)	N/M	0.05	(0.38)	N/M
Adjusted EBITDA from continuing operations[7]	50	(1,559)	N/M	4,694	(5,158)	N/M
Adjusted net income/(loss) from continuing operations[7]	937	(1,629)	N/M	4,858	(5,433)	N/M
Diluted adjusted net income/(loss) per ADS from continuing operations[7]	0.01	(0.03)	N/M	0.06	(0.09)	N/M

5 In connection with the Merger, we entered into intercompany services agreements with certain wholly owned subsidiaries of our parent, Amber Group. These agreements would afford us with substantially the same economic benefits as the transactions contemplated under the merger agreement signed in connection with the Merger, pending certain regulatory approvals for DWM Asset Restructuring contemplated under the merger agreement. This includes our entitlement to 100% of the consolidated net income generated from certain contracts associated with WhaleFin Technologies Limited (“WFTL”) (the “WFTL Assigned Contracts”) effective from January 1, 2025 to October 27, 2025, and our entitlement to 100% of the consolidated net income generated from certain contracts associated with AG Global Technology Limited Inc. (“AGTL”) (the “AGTL Assigned Contracts”) effective from October 28, 2025. Therefore, our results for the three months and year ended December 31, 2025 have included the net income from WFTL Assigned Contracts and AGTL Assigned Contracts (collectively, the “Assigned Contracts”), which was not reflected in our results for the corresponding periods in 2024.

6 Amber Premium business comprises our Wealth Management Solutions, Execution Solutions, and Payment Solutions.

7 For more details on these non-GAAP financial measures, please see the tables captioned "Unaudited Reconciliations of GAAP and Non-GAAP Results" set forth at the end of this press release.

Fourth Quarter 2025 Results:

Revenue for the fourth quarter of 2025 was US$16.3 million, representing a 240.6% increase year-over-year. The solid performance was contributed by the substantial growth in Amber Premium Business reflected by the Assigned Contracts8, in addition with the Marketing and Enterprise Solutions following the Merger:

●	Revenue from Wealth Management Solutions was US$5.9 million in the fourth quarter of 2025, up from US$4.4 million in the same period a year earlier. The growth was driven by stronger institutional adoption of our offerings, supported by the increasing demand for our expanded and advanced investment products and services.

●	Revenue from Execution Solutions reached US$3.4 million in the fourth quarter of 2025, grew from US$0.2 million in the same period of 2024, together with the increase in client trading activities with us and improved fee rate and spread mix during the quarter.

●	Revenue from Payment Solutions rose to US$1.2 million in the fourth quarter of 2025, from US$0.2 million for the same period of 2024, benefited from the and continued structural growth in stablecoin-based payment flows for risk-off positioning and treasury management.

●	Marketing and Enterprise Solutions revenue was US$5.8 million in the fourth quarter of 2025, generated from online marketing, SaaS products and services from iClick.

Gross profit for the fourth quarter of 2025 was US$12.1 million, compared to US$1.4 million in the same period of 2024. Gross profit margin reached 74.2% in the fourth quarter of 2025, from 28.9% in the fourth quarter of 2024. These improvements were mainly driven by the continuous growth of higher-margin Amber Premium offerings and marketing and enterprise solutions.

Total operating expenses were US$11.0 million in the fourth quarter of 2025, increased from US$2.4 million in the same period of 2024. The change reflected our strategic business expansion, accompanied by higher personnel expenses, technology and development expenses, and legal and professional fees.

Operating income was US$1.2 million in the fourth quarter of 2025, compared to US$1.1 million operating loss in the same period of 2024, driven by the growth of higher-margin services, partially offset by increased expenses for expansion.

Other losses, net were US$1.6 million in the fourth quarter of 2025, versus US$11.1 million in the fourth quarter of 2024. The losses in the fourth quarter of 2025 were mainly attributable to the fair value change of crypto assets loan receivables and digital assets, partially offset by the write-off of certain other payables, whereas the losses in the fourth quarter of 2024 were primarily represented the unrealized loss in fair value of digital assets from a related party, which was waived prior to the Merger.

Net income from continuing operations improved to US$0.8 million in the fourth quarter of 2025 from a net loss of US$12.1 million in the same period of 2024.

Adjusted EBITDA from continuing operations was US$50 thousand, versus a loss of US$1.6 million in the same period of 2024. Adjusted net income from continuing operations was US$0.9 million, versus adjusted net loss of US$1.6 million a year earlier.

Net loss from discontinued operations was US$0.3 million in the fourth quarter of 2025, attributable to the financial results of certain operations under iClick that were either disposed of during the quarter or classified as held-for-sale as of quarter end.

8 For purposes of this release, unless otherwise indicated, the financial results discussed under "Amber Premium Business" include the net income attributable to the Company from the Assigned Contracts under the intercompany services agreements as described above.

Full Year 2025 Results:

Revenue for 2025 surged to US$66.1 million, representing a 784.1% increase year-over-year. The strong momentum was driven by incremental contribution from the growth in the core Amber Premium Business, and the Marketing and Enterprise Solutions following the Merger on March 12, 2025:

●	Revenue from Wealth Management Solutions reached US$34.9 million in 2025, reflecting robust growth from US$6.2 million in 2024 and broader adoption of our offerings, supported by the strong demand on our diversified investment products and services, including new accumulator/decumulator products introduced in the fourth quarter of 2024.

●	Revenue from Execution Solutions surged to US$11.2 million in 2025, compared to US$0.3 million a year earlier, fueled by the increase in client trading activities with us and improved average fee rate and spread mix throughout the year.

●	Revenue from Payment Solutions rose to US$4.1 million in 2025, from US$1.0 million in 2024, mainly resulting from increased volumes.

●	Marketing and Enterprise Solutions revenue was US$15.9 million in 2025.

Gross profit in 2025 reached US$49.4 million, up from US$2.5 million in 2024. Gross profit margin surged to 74.8% in 2025, from 33.4% in 2024. The substantial growth was mainly contributed from the accelerated growth in Amber Premium business and higher-margin marketing and enterprise solutions.

Total operating expenses were US$46.8 million in 2025, compared to US$7.8 million in 2024, primarily due to higher personnel expenses, technology infrastructure and software services expenses, and legal and professional service fees associated with business expansion and new products and services development.

Operating income was US$2.6 million in 2025, a substantial improvement from the operating loss of US$5.3 million in 2024, driven by a significant increase in gross profit and strengthened operating leverage.

Other gains, net were US$0.5 million in 2025, compared to other losses, net of US$18.1 million in 2024. Other gains, net in 2025 mainly represents the write-off of certain other payables, dividend income from investment, and investment gains during the year, partially offset by fair value change of crypto asset loan receivables and digital assets. The losses in 2024 mainly represented the unrealized fair value loss of digital assets on loan from a related party, and the loan was subsequently waived.

Net income from continuing operations was US$4.7 million in 2025, representing a turnaround from net loss from continuing operations of US$23.3 million in 2024.

Adjusted EBITDA and adjusted net income from continuing operations reached US$4.7 million and US$4.9 million, respectively, in 2025, achieving profitability from adjusted EBITDA loss of US$5.2 million and adjusted net loss of US$5.4 million in 2024.

Net loss from discontinued operations was US$2.0 million in 2025.

Balance Sheet Highlights

As of December 31, 2025, the Company had cash and cash equivalents, time deposits and restricted cash of US$33.9 million, compared to US$9.3 million as of December 31, 2024.

Operating Data

In addition to the measures presented in our consolidated financial statements, we use the operating metrics listed below to evaluate our business, measure our performance, identify trends and make strategic decisions:

	As of December 31,
(US$ in thousands, unless specified)	2025	2024	Percentage change
Operating Metrics[9]:
Cumulative KYC'ed users (in number)	5,229	4,479	16.7%
Active clients (in number)	988	985	0.3%
Client assets on platform	1,318,413	1,478,884	(10.9%)

	For the three months ended December 31,
	2025	2024	Percentage change
New onboarded KYC'ed users[10] (in number)	161	230	(30.0%)
Execution trading volume[11]	2,341,376	2,964,789	(21.0%)
Payment trading volume[12]	533,753	369,358	44.5%

Outlook

Based on the information available as of the date of this press release, the Company provides the following revenue outlook of Amber Premium business:

First Quarter 2026:

●	Revenue of Amber Premium business is estimated to be between US$5.1 million and US$5.6 million.

While the broader market downtrend we navigated in the fourth quarter of 2025 has continued into the first quarter of 2026, we are utilizing this period for purposeful strategic optimization. We continue to strategically streamline our resources and fulfill stringent regulatory requirements across our active jurisdictions. With greater regulatory visibility—culminating in the milestone receipt of our VARA VASP license in Dubai—we are proactively refining our client base to focus exclusively on high-value, compliant relationships. This intentional contraction prioritizes the depth and profitability of our network over sheer volume, ensuring we continue to enhance our competitiveness as a sustainable, institutional-grade digital wealth management platform through 2026 and beyond.

Please also refer to the factors set out under the section titled “Safe Harbor Statement.”

9 The operating metrics presented in this press release include operating data from Sparrow business and the Assigned Contracts. While the relevant entities were not consolidated subsidiaries of the Company throughout the relevant periods, their operating data have been included on a pro forma basis for illustrative purposes assuming the completion of DWM Asset Restructuring contemplated in the Merger. As of the date of this earnings release, other than the consolidation of Sparrow business following the relevant regulatory approval in April 2025, the DWM Asset Restructuring has not been completed.

10 New onboarded KYC'ed user is defined as the number of clients that completed the Company's Know Your Customer onboarding procedures during the period.

11 Execution trading volume is defined as the total U.S. dollar equivalent value of two-side spot matched trades transacted of crypto assets between a buyer and seller through the Company, and excluding the deposit or withdrawal of crypto assets during the period.

12 Payment trading volume is defined as the total U.S. dollar equivalent value of one-side on/off-ramp through the Company during the period.

Conference Call

The Company will host an earnings conference call at 8:00 AM U.S. Eastern Time on April 28, 2026 (8:00 PM Singapore time on April 28, 2026). Participants are asked to use one of the following teleconferencing numbers to participate in the call and reference the Access ID number 13760041. The Company requests that participants dial in 10 minutes before the conference call begins.

Participant Dial-in Numbers:

Toll Free: 1-844-539-3703

Toll/International: 1-412-652-1273

The conference call will also be available via a live webcast at

https://viavid.webcasts.com/starthere.jsp?ei=1759715&tp_key=74466dd863

Replay Dial-in Numbers:

Toll Free: 1-844-512-2921

Toll/International:1-412-317-6671

Replay Pin Number: 13760041

A replay of the call will be available on Tuesday, April 28, 2026, after 12:00 PM ET through Tuesday, May 12, 2026 at 11:59 PM ET.

The Company’s earnings release and investor presentation will be available shortly after issuance in the Investor Relations section of Amber International's website at https://ir.ambr.io.

About Amber International Holding Limited

Amber International Holding Limited (Nasdaq: AMBR), operating under the brand name “Amber Premium,” is a global leading digital wealth management platform. As a private banking grade expert in digital wealth management and a subsidiary of Amber Group, Amber Premium is a trusted partner to high-net-worth individuals and leading institutions, delivering institutional-grade market access, execution infrastructure, and investment solutions. The firm is set to redefine the digital wealth management landscape, serving as a proven Nasdaq-listed gateway to digital assets. Learn more at www.ambr.io.

Non-GAAP Financial Measures

The Company uses adjusted EBITDA from continuing operations, adjusted net income/(loss) from continuing operations, and diluted adjusted net income/(loss) from continuing operations per ADS, each a non-GAAP financial measure, in evaluating the Company's operating results and for financial and operational decision-making purposes. The Company believes that adjusted EBITDA from continuing operations, adjusted net income/(loss) from continuing operations, and diluted adjusted net income/(loss) from continuing operations per ADS help identify underlying trends in the Company's business that could otherwise be distorted by the effect of the expenses and gains that the Company includes in net income/(loss). The Company believes that adjusted EBITDA from continuing operations and adjusted net income/(loss) from continuing operations provide useful information about the Company's operating results, enhance the overall understanding of the Company's past performance and future prospects, assess operating performance on a consistent basis, and allow for greater visibility with respect to key metrics used by the Company's management in its financial and operational decision-making.

Adjusted EBITDA from continuing operations, adjusted net income/(loss) from continuing operations, and diluted adjusted net income/(loss) from continuing operations per ADS should not be considered in isolation or construed as an alternative to net income/(loss) or any other measure of performance or as an indicator of the Company's operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted EBITDA from continuing operations, adjusted net income/(loss) from continuing operations, and diluted adjusted net income/(loss) from continuing operations per ADS presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company's data. The Company encourages investors and others to review the Company's financial information in its entirety and not rely on a single financial measure.

For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP results” set forth at the end of this press release.

These non-GAAP financial measures were presented with the most directly comparable GAAP financial measures together for facilitating a more comprehensive understanding of operating performance between periods.

Important Notice Regarding Preliminary Financial Information

The financial information presented herein is preliminary and unaudited, and is subject to change in connection with the completion of the Company’s financial closing and audit procedures.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements are inherently uncertain, and shareholders and other potential investors must recognize that actual results may differ materially from the expectations as a result of a variety of factors. Such forward-looking statements are based upon management's current expectations and include known and unknown risks, uncertainties and other factors, many of which are hard to predict or control, that may cause the actual results, performance, or plans to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. Further information regarding these and other risks is included in the Company's annual reports on Form 20-F and other filings with the SEC. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

Media & Investor Contacts

In Asia:

Amber International Holding Limited
Media Relations Team
Phone: +65 6022 0228
E-mail: pr@ambr.io | ir@ambr.io

In the United States:

International Elite Capital Inc.
Annabelle Zhang
Tel: +1 (646) 866-7928
E-mail: amber@iecapitalusa.com

(financial tables follow)

AMBER INTERNATIONAL HOLDING LIMITED

Unaudited Condensed Consolidated Statements of Comprehensive (Loss)/Income

(US$’000, except share data and per share data, or otherwise noted)

	Three Months Ended December 31,		Year Ended December 31,
	2025	2024	2025	2024
Continuing operations
Revenue	16,337	4,796	66,089	7,475
Cost of revenue	(4,209)	(3,409)	(16,653)	(4,980)
Gross profit	12,128	1,387	49,436	2,495

Operating expenses
Research and development expenses	(1,201)	(129)	(10,812)	(452)
Sales and marketing expenses	(2,074)	(26)	(7,933)	(80)
General and administrative expenses	(7,694)	(2,287)	(28,096)	(7,269)
Total operating expenses	(10,969)	(2,442)	(46,841)	(7,801)
Operating income/(loss)	1,159	(1,055)	2,595	(5,306)
Finance income, net	238	19	548	104
Other (losses)/gains, net	(1,616)	(11,063)	505	(18,071)
(Loss)/income from continuing operations before share of losses from an equity investee and income tax credit	(219)	(12,099)	3,648	(23,273)
Share of losses from an equity investee	(12)	—	(50)	—
(Loss)/income from continuing operations before income tax credit	(231)	(12,099)	3,598	(23,273)
Income tax credit	1,058	—	1,067	—
Net income/(loss) from continuing operations	827	(12,099)	4,665	(23,273)
Net income attributable to non-controlling interests	—	—	—	—
Net income/(loss) from continuing operations attributable to the Company’s ordinary shareholders	827	(12,099)	4,665	(23,273)

Discontinued operations
Net loss from discontinued operations	(258)	—	(2,035)	—
Net loss attributable to non-controlling interests	1	—	1,121	—
Net loss from discontinued operations attributable to the Company’s ordinary shareholders	(257)	—	(914)	—

Net income/(loss)	569	(12,099)	2,630	(23,273)
Net income/(loss) attributable to the Company’s ordinary shareholders	570	(12,099)	3,751	(23,273)

Net income/(loss) from continuing operations	827	(12,099)	4,665	(23,273)
Other comprehensive loss:
Foreign currency translation adjustment, net of US$nil tax	(1,308)	—	(1,309)	—
Comprehensive (loss)/income from continuing operations attributable to the Company's ordinary shareholders	(481)	(12,099)	3,356	(23,273)

	Three Months Ended December 31,		Year Ended December 31,
	2025	2024	2025	2024
Net loss from discontinued operations	(258)	—	(2,035)	—
Other comprehensive income/(loss):
Foreign currency translation adjustment, net of US$nil tax	—	—	—	—
Comprehensive loss from discontinued operations	(258)	—	(2,035)	—
Comprehensive loss from discontinued operations attributable to noncontrolling interests	—	—	(15)	—
Comprehensive loss from discontinued operations attributable to the Company's ordinary shareholders	(258)	—	(2,050)	—

Comprehensive (loss)/income attributable to the Company's ordinary shareholders	(739)	(12,099)	1,306	(23,273)

Net income/(loss) from continuing operations per ADS attributable to the Company’s ordinary shareholders
— Basic	0.01	(0.20)	0.05	(0.38)
— Diluted	0.01	(0.20)	0.05	(0.38)

Weighted average number of ADS used in per share calculation:
— Basic	93,762,225	61,966,949	86,636,218	61,966,949
— Diluted	93,775,581	61,966,949	86,649,319	61,966,949

Net loss from discontinued operations per ADS attributable to the Company’s ordinary shareholders
— Basic	(0.00)	—	(0.01)	—
— Diluted	(0.00)	—	(0.01)	—

Weighted average number of ADS used in per share calculation:
— Basic	93,762,225	61,966,949	86,636,218	61,966,949
— Diluted	93,762,225	61,966,949	86,636,218	61,966,949

Net income/(loss) per ADS attributable to the Company’s ordinary shareholders
— Basic	0.01	(0.20)	0.04	(0.38)
— Diluted	0.01	(0.20)	0.04	(0.38)

Weighted average number of ADS used in per share calculation:
— Basic	93,762,225	61,966,949	86,636,218	61,966,949
— Diluted	93,775,581	61,966,949	86,649,319	61,966,949

AMBER INTERNATIONAL HOLDING LIMITED

Unaudited Condensed Consolidated Statements of Financial Position

(US$’000)

	As of December 31, 2025	As of December 31, 2024
Assets
Current assets
Cash and cash equivalents, time deposits and restricted cash	33,902	9,326
Accounts receivable, net of allowance for credit losses of US$1,855 and US$nil as of December 31, 2025 and December 31, 2024 respectively	5,490	12
Crypto assets loan receivables	42,141	69,934
Digital assets	45,958	4,832
Amounts due from related parties	32,371	11,533
Collateral receivables	3,407	14,414
Other current assets, net of allowance for credit losses of US$nil and US$nil as of December 31, 2025 and December 31, 2024, respectively	33,646	2,184
Assets held for sale	17	—
Total current assets	196,932	112,235

Non-current assets
Goodwill	53,136	16,735
Intangible assets	2,949	160
Other assets	3,362	704
Total non-current assets	59,447	17,599

Total assets	256,379	129,834

Liabilities and equity
Current liabilities
Accounts payable	3,080	763
Collateral payables	10,941	14,414
Liabilities due to customers	69,926	71,523
Payable to related parties	48,031	9,980
Other current liabilities	12,043	2,884
Liabilities held for sale	1,277	—
Total current liabilities	145,298	99,564

Non-current liabilities
Other liabilities	769	485
Total non-current liabilities	769	485

Total liabilities	146,067	100,049

Equity
Share capital	90,061	13,500
Accumulated losses	(33,139)	(36,890)
Reserve	53,390	53,175
Total equity	110,312	29,785

Total equity and liabilities	256,379	129,834

AMBER INTERNATIONAL HOLDING LIMITED

Unaudited Reconciliations of GAAP and Non-GAAP Results

(US$’000, except share data and per share data, or otherwise noted)

Adjusted EBITDA from continuing operations represents net income/(loss) from continuing operations before (i) depreciation and amortization, (ii) finance income, net, (iii) income tax credit, (iv) share-based compensation, (v) other gains, net, (vi) unrealized loss in fair value of digital assets, and (vii) cost related to merger.

The table below sets forth a reconciliation of the Company’s adjusted EBITDA from continuing operations from net income/(loss) from continuing operations for the periods indicated:

	Three Months Ended December 31,		Year Ended December 31,
	2025	2024	2025	2024
Net income/(loss) from continuing operations	827	(12,099)	4,665	(23,273)
Add/(less):
Depreciation and amortization	409	89	1,451	379
Finance income, net	(238)	(19)	(548)	(104)
Income tax credit	(1,058)	—	(1,067)	—
EBITDA from continuing operations	(60)	(12,029)	4,501	(22,998)
Add/(less):
Share-based compensation	(220)	—	591	—
Other gains, net	(972)	(81)	(2,144)	(167)
Unrealized loss in fair value of digital assets	1,302	10,551	1,302	18,007
Cost related to merger[13]	—	—	444	—
Adjusted EBITDA from continuing operations	50	(1,559)	4,694	(5,158)

Adjusted net income/(loss) from continuing operations represents net income/(loss) from continuing operations before (i) share-based compensation, (ii) other gains, net, (iii) unrealized loss in fair value of digital assets, and (iv) cost related to merger. There are no material tax effects on these non-GAAP adjustments.

The table below sets forth a reconciliation of the Company’s adjusted net income/(loss) from continuing operations from net income/(loss) from continuing operations for the periods indicated:

	Three Months Ended December 31,		Year Ended December 31,
	2025	2024	2025	2024
Net income/(loss) from continuing operations	827	(12,099)	4,665	(23,273)
Add/(less):
Share-based compensation	(220)	—	591	—
Other gains, net	(972)	(81)	(2,144)	(167)
Unrealized loss in fair value of digital assets	1,302	10,551	1,302	18,007
Cost related to merger[13]	—	—	444	—
Adjusted net income/(loss) from continuing operations	937	(1,629)	4,858	(5,433)

13 Cost related to the merger relates to legal and professional fees.

The diluted adjusted net income/(loss) from continuing operations per ADS for the periods indicated are calculated as follows:

	Three Months Ended December 31,		Year Ended December 31,
	2025	2024	2025	2024
Net income/(loss) from continuing operations	827	(12,099)	4,665	(23,273)
Add: Non-GAAP adjustments	110	10,470	193	17,840
Adjusted net income/(loss) from continuing operations	937	(1,629)	4,858	(5,433)

Denominator for diluted net income/(loss) from continuing operations per ADS – Weighted average ADS outstanding	93,775,581	61,966,949	86,649,319	61,966,949

Denominator for diluted adjusted net income/(loss) from continuing operations per ADS – Weighted average ADS outstanding	93,775,581	61,966,949	86,649,319	61,966,949

Diluted net income/(loss) from continuing operations per ADS	0.01	(0.20)	0.05	(0.38)
Add: Non-GAAP adjustments	0.00	0.17	0.01	0.29
Diluted adjusted net income/(loss) from continuing operations per ADS	0.01	(0.03)	0.06	(0.09)